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                                                             Exhibit 99.9(a)(14)

                                 PRESS RELEASE

FIRST COMMONWEALTH FINANCIAL CORPORATION ANNOUNCES
PRELIMINARY RESULTS OF DUTCH AUCTION TENDER OFFER

INDIANA, PA, September 29, 1999. First Commonwealth Financial Corporation (NYSE:FCF) today announced the preliminary results of its Dutch Auction tender offer to purchase its common shares. The tender offer expired at 5:00 p.m. EDT on September 29, 1999.

First Commonwealth announced that a "preliminary count" by The Bank of New York, the Depository for the tender offer, indicates that, subject to final verification, approximately 1,915,607 shares of Common Stock have been tendered and accepted for purchase at a price of $26.00 per share. All shares duly tendered pursuant to the tender offer were accepted and will be repurchased.

The final number of shares and purchase price will be determined within approximately the next three business days. The final determination is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn. Payment for the shares properly tendered will be made as promptly as practicable subject to proper delivery of shares in accordance with the terms of the tender offer.

The Corporation had announced in July its Board's authorization to buy back up to two million of its common shares. The tender offer commenced in late August was offering to buy up to two million shares at prices ranging from $23.00 to $26.00 per share. The offer expired at 5:00 p.m., New York City time, on September 29, 1999. Prior to the tender offer, First Commonwealth had 30,991,646 shares of Common Stock outstanding. Following the purchase of shares tendered in the tender offer, First Commonwealth will have approximately 29,076,039 shares of Common Stock outstanding. Since the full two million shares were not tendered, the Corporation may repurchase its shares in the open market to complete the authorized repurchase of two million shares. However, there can be no assurance that any further repurchases of the Corporation's shares will be made. These open market purchases cannot commence until October 14, 1999, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934.

First Commonwealth Financial Corporation is a $4.2 billion financial services holding company headquartered in Indiana, PA. It operates through two chartered banks, Southwest Bank and First Commonwealth Bank, in 18 countries in western and central PA. Financial services and insurance products are also provided through First Commonwealth Trust Company and First Commonwealth Insurance Agency. Both are headquartered in Indiana. The Corporation also owns Commonwealth Systems Corporation, a data processing subsidiary, Indiana, and jointly owns Commonwealth Trust Credit Life Insurance Company, a credit life reinsurance company.

Statements contained in this press release which are not historical facts are forward looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results

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to differ materially from estimated results. Such risks and uncertainties are detailed in the Corporation's filings with the Securities and Exchange
Commission.


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